March 9, 2020

William J. Berger
Chairman of the Board, President and Chief Executive Officer
Sunnova Energy International Inc.
20 East Greenway Plaza, Suite 475
Houston, TX 77046

       Re: Sunnova Energy International Inc.
           Draft Registration Statement on Form S-1
           Submitted March 5, 2020
           CIK No. 0001772695

Dear Mr. Berger:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:    Travis Wofford, Esq,